Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated April 1, 2009., relating to the financial statements of Dillard’s Inc. and subsidiaries (the “Company”) (which expresses an unqualified opinion and includes an explanatory paragraph related to the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, effective February 4, 2007, and the adoption of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, relating to the recognition and related disclosure provisions, effective February 3, 2007), and the effectiveness of Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Dillard’s, Inc. for the year ended January 31, 2009.

/s/ Deloitte & Touche LLP

New York, New York
January 13, 2010